

June 11, 2014

Via E-mail
Scott L. Mathis
Chief Executive Officer
Algodon Wines & Luxury Development Group, Inc.
135 Fifth Avenue, Floor 10
New York, NY 10010

> **Re: Algodon Wines & Luxury Development Group, Inc.**
> **Registration Statement on Form 10-12(g)**
> **Filed May 14, 2014**
> **File No. 000-55209**

Dear Mr. Mathis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments. If you do not withdraw this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

2.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared by World Association of Wine & Spirit Writers' and Journalists. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Industry and Market Data, page 3

3.   Please refer to the statement that you cannot assure investors of the accuracy or completeness of the information used in the registration statement. It is not appropriate for a registrant to disclaim responsibility for the information in its prospectus. Please revise to remove this disclaimer.

Risk Factors, page 4

General

4.   We note your introductory language in this section where you state that the disclosed risks are not the only risks that you face. Please note you must disclose all risks that you believe are material at this time. Please remove this language. Please make similar revisions to your disclosure on page 2.

5.   Please add a risk factor discussing management's inexperience in running a public company.

Continuing inflation may have an adverse effect on the economy, page 5

6.   We note from multiple news sources that high rates of inflation have continued to significantly impact the Argentinean economy in 2014. Please revise your risk factor to include the most recent inflationary data.

The Chairman and CEO of AWLD is currently subject to a regulatory matter, page 13

7.   We note your disclosure that Mr. Mathis is subject to statutory disqualification. Please address the impact on you if Mr. Mathis is no longer permitted to associate with DPEC Capital.

The Company may not be able to continue as a going concern, page 15

8.   Please revise to include disclosure regarding the amount of your net loss.

Item 1. Business

Business and Overview of AWLD

Argentina Activities, page 19

9.   Please supplement your disclosure in this section to more fully discuss the "repositioning" of hotels. Explain how you define "underperforming hotels" and discuss the process through which the company plans to increase demand for your offerings.

Plan of Operations, page 19

10.   Please revise your business or MD&A section to describe more specifically the company's plan of operation for the remainder of the fiscal year as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

11.   We note that you have projected increased revenues and decreased operating costs for 2014. Please revise your disclosure to address 1) how you intend to reduce administrative costs below 2013 levels, 2) the basis for your presumption that food and beverage revenues will increase because of more social and corporate events business (i.e. confirmed bookings or other substantive evidence) and 3) the basis for your presumption that room revenues will increase due to direct bookings and a higher occupancy percentage (i.e. confirmed bookings or other substantive evidence).

12.   Please expand your disclosure to elaborate upon how you intend to increase revenues and lower overhead at Algodon Mansion to achieve break-even EBITDA.

Description of Specific Investment Projects, page 20

13.   Please supplement your disclosure in this section or under Item 3 to provide your historical hotel occupancy, including disclosure of the occupancy rate, average daily room rate and revenues per available room for each hotel.

14.   Please also revise to explain whether you own and operate the restaurant and spa or revise to describe your third party service providers.

Algodon Wine Estates, page 22

15.   We note that in July 2012, you signed an agreement to acquire 850 hectares, but that the deadline for completing the purchase has passed.   Please clarify to us the terms of this agreement, specifically if any obligation remains to purchase the property and whether you have incurred, or in the future could potentially incur, a penalty if the transaction does not close.

16.   We note that you recently completed the expansion of your golf course and plan to build a Grand Center Court for your tennis operations. Please disclose when the golf course expansion was completed and when you expect to begin the construction of the grand center court.

Algodon Wines, page 23

17.   Please provide the material terms of your import agreements, including a more detailed description of the fee structure for such arrangements, any termination rights or fees and any capital or fixed asset requirements. Please file the agreements as exhibits to this registration statement or tell us why you believe you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K.

Algodon Wine Estates – Real Estate Development, page 25

18.   Your disclosure indicates that the first three homes have been delivered to their owners and two remain under construction. Please clarify if you are responsible for constructing the homes or if you are only developing the lots for sale to a third party builder.

19.   We note that the estate's master plan includes six distinct village sectors with a total of 610 home sites. Please expand your disclosure to more clearly define Phase 1 and indicate how many phases are expected.

20.   For each phase, discuss the costs incurred to date and the estimated costs to complete. Include a Critical Accounting Policy within your MD&A that discusses how you allocate development costs to individual lots.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments and Trends, page 28

21.   We note your discussion of the impact of various government regulations on your business prospects on pages 7-9 of the Risk Factors section. Please revise here to more specifically outline all of such existing laws and regulations and disclose how these regulations, such as restrictions on Argentinian real property by foreign persons, contribute to your cost of services, if material. Discuss how continued compliance may

affect your ongoing costs.

22.   Please include disclosure that quantifies and describes the "significant losses" and expenses that you have incurred to date.

Recent Developments and Trends, page 28

23.   Regarding the second paragraph in this section, please expand your disclosure to identify the anticipated sources of additional capital and what is meant by additional management.

Consolidated Results of Operations, page 29

Revenues, page 29

24.   We note that restaurant revenues have decreased due to reduced staffing and fewer operating hours. Please clarify the reasons for scaling back the restaurant business and quantify the effect this had on gross profit in your next amendment.

Gross Profit, page 29

25.   Please expand your disclosure to discuss the various expenses that are included in cost of sales and discuss any significant period-to-period changes.

General and Administrative Expenses, page 29

26.   We note that the increase is due mainly to a one-time charge related to the issuance of immediately vested stock options in 2013. Please expand your disclosure to indicate the reasons that such a significant issuance occurred and to whom the options were issued.

Liquidity and Capital Resources

Availability of Additional Funds, page 31

General

27.   We note your discussion of extensive construction costs and delays in completion for the redevelopment of the Algodon Mansion and Algodon Wine Estates. Please revise here to quantify your anticipated cash uses for the next fiscal year, including estimated development and re-development costs, the current scope of development or redevelopment projects, including development expenditures, and the anticipated completion date, considering your current lack of funding sources and recurring losses.

Scott L. Mathis
Algodon Wines & Luxury Development Group, Inc.
June 11, 2014
Page 6

Liquidity, Going Concern and Management's Plans, page 31

28.   We note that cash used in operations was $4.5 million and $6.2 million in 2013 and 2012, respectively. Please clarify why you believe that your cash on hand of $207,418 will be sufficient to fund your operations through December 31, 2014.

29.   Please revise to clarify whether you have identified or initiated conversations with any third party to satisfy your capital needs.

Critical Accounting Policies and Estimates

Inventory, page 32

30.   Please revise to briefly explain what you mean regarding vineyards and wine "in process".

Property and Equipment, page 33

31.   Please clarify in your disclosure which assets are not currently in service, and therefore not currently being depreciated.

Item 5. Directors, Executive Officers and Certain Significant Employees, page 37

32.   For each named executive officer, key personnel member, or director, please ensure that you provide the specific month and year each individual's employment started and ended with each entity referenced. If an individual assumed a different position during their tenure with a particular entity, please provide this date as well. Please ensure that you disclose all entities an individual worked at over the last five years. Please refer to Item 401 of Regulation S-K.

33.   For each director, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 52

34.   For each transaction, please separately disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Consolidated Financial Statements, page F-1

35.   Please amend your Form 10 to include financial statements as of a date no more than 134 days prior to the effectiveness of the filing.

Consolidated Statements of Operations, page F-4

36.   Please break out both your sales and your cost of sales by type of revenue and corresponding cost on the face of your consolidated statements of operations.

Consolidated Statements of Cash Flows, page F-7

37.   We note the line item "proceeds from sale of unconsolidated affiliate". Please provide additional information regarding the transaction, including a description of the entity sold, the circumstances surrounding the sale and whether there was any gain or loss associated with the sale.

Note 3. Summary of Significant Accounting Policies, page F-10

Segment Information, page F-13

38.   Please provide us with your complete analysis under ASC 280-10-50 of how you determined that you only have one reportable segment. We may have further comment.

Revenue Recognition, page F-14

39.   We note that broker-dealer revenue represents approximately 9.5% and 13.1% of total revenue in 2013 and 2012, respectively. Please reconcile this with the assertion on page F-14 that the broker-dealer operations are mainly to support AWLD real estate development activities and are not considered a business for segment purposes.

Note 6. Property and Equipment, page F-17

40.   Please clarify the reasons for the significant decreases in Property and Equipment during 2013.

Note 15. Related Party Transactions, page F-24

Revenues, page F-24

41.   Please tell us why the related party revenue generated by CAP as disclosed on page F-24 exceeds the total amount of broker-dealer revenue recognized in the consolidated statements of operations, as disclosed on page F-14. Please also identify the related party from whom these fees were earned and the ownership structure of that related party. Lastly, please tell us what consideration you gave to identifying related party revenues and expenses on the face of the statements of operations in accordance with Rule 4-08(k) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel

cc: Victoria Bantz, Esq. (v*ia e-mail*)
        Eric S. Hutner, Esq. (v*ia e-mail*)